TERMS SUPPLEMENT NO. 25 dated September 27, 2007
To Prospectus Supplement and Prospectus dated February 5, 2007 and
Product Supplement No. 1 dated April 12, 2007
Relating to the Eksportfinans ASA U.S. Medium-Term Note Program
Filed pursuant to Rule 433
Registration Statement No. 333-140456
Natixis Securities North America Inc.
Reverse Convertible Notes

Issuer:	Eksportfinans ASA

Issuer Rating:	AAA (Moody’s)/AA+ (Standard & Poor’s)/AAA (Fitch)

Specified Currency:	U.S. Dollars

Agent:	Natixis Securities North America Inc. 9 West 57th St. New York, NY 10019

Agent Acting in the Capacity as:	Principal

Coupon Payment Frequency:	Monthly

		Coupon					Aggregate
	Initial	Rate			Share		Face
Reference Share	Reference	Per	Knock-In	Knock-In	Redemption		Amount of	Fees and	Proceeds to	CUSIP/ISIN
(Ticker)	Level	Annum	Level	Price	Amount	Maturity Date	Notes	Commissions	Issuer	of Notes

Echelon Corporation (ELON)	$28.99	36.00%	75%	$21.743	34.4947	January 2, 2008	$950,000.00	$19,712.50	$930,287.50	28264QLB8 US28264QLB85

Trade Date:	September 27, 2007

Original Issue Date:	October 2, 2007

Determination Date:	December 27, 2007

Interest Payment Dates:	Interest is paid monthly in arrears on the following dates: November 2, 2007, November 30, 2007 and January 2, 2008.

Initial Reference Level:	The reference level of the Reference Share, as determined by the calculation agent, on the Trade Date.

Final Reference Level:	The closing price of the Reference Share quoted by the Relevant Exchange, as determined by the calculation agent, on the Determination Date.

Redemption Amount:	The Redemption Amount payable on the Maturity Date in respect of each $1,000.00 face amount will be:

• If the closing price of the Reference Share quoted by the Relevant Exchange has not been below the Knock-In Price on any Trading Day during the period from the Trade Date up to and including the Determination Date (the Knock-In Level Trigger), as determined by the calculation agent in its sole discretion, a cash payment of $1,000.00 (i.e. 100.00% of the face amount), or

• If the Knock-In Level Trigger has occurred, (a) a cash payment of $1,000.00 (i.e. 100.00% of the face amount), if the Final Reference Level of the Reference Share on the Determination Date is equal to or greater than the Initial Reference Level, as determined by the calculation agent in its sole discretion, or (b) a number of Reference Shares equal to the Share Redemption Amount, if the Final Reference Level on the Determination Date is less than the Initial Reference Level.

Share Redemption Amount:	The Share Redemption Amount payable on the Maturity Date, if applicable, will be the number of Reference Shares per note that you hold. This amount is equal to the $1,000.00 face amount of the note divided by the Initial Reference Level. You will receive cash in lieu of fractional shares in an amount equal to the fractional share amount multiplied by the Final Reference Level.

Denomination/ Principal:	Minimum denominations of $1,000.00 and integral multiples thereof.

Calculation Agent:	Natixis Derivatives Inc. 9 West 57th St., 35th Floor Attn: General Counsel Telephone No.: +1 212 891 6137 Facsimile No.: +1 212 891 1922
      You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase any of the notes prior to their issuance. In the event of any changes to the terms of any of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this terms supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.
      The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
      Eksportfinans ASA has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offerings to which this terms supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to these offerings that Eksportfinans ASA has filed with the SEC for more complete information about Eksportfinans ASA and these offerings. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Eksportfinans ASA, any agent or any dealer participating in these offerings will arrange to send you the prospectus, each prospectus supplement, product supplement no. 1 and this terms supplement if you so request by calling toll-free 866-369-6147.

Additional Terms Specific to the Notes
      You should read this terms supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1 dated April 12, 2007. This terms supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying product supplement no. 1 and the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.
      You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site): http://www.sec.gov/ Archives/edgar/data/700978/000115697307000604/u52418e424b2.htm Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.
Selected Risk Considerations
      An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Shares. These risks are explained in more detail in the “Risk factors” section, beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 of the accompanying prospectus supplement.
Additional Information
      Unless otherwise stated, all information contained herein on the Reference Shares and on the issuer of the Reference Shares (the Reference Issuer) is derived from publicly available sources and is provided for informational purposes only.
      The Reference Shares are registered under the Exchange Act. Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is www.sec.gov.
      In addition, information regarding the Reference Issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of these reports.
      This terms supplement relates only to the notes offered hereby and does not relate to the Reference Shares. We have derived all disclosures contained in this terms supplement regarding the Reference Issuer from the publicly available documents described in the preceding paragraphs. Neither we nor the agent nor its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to any of the Reference Issuer in connection with the offering of the notes. Neither we nor the agent nor its affiliates make any representation that such publicly available documents or any other publicly available information regarding the Reference Issuer is accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this terms supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Reference Shares (and therefore the

Initial Reference Level and the Knock-In Level and Redemption Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Reference Issuer could affect the value you will receive on the Maturity Date with respect to the notes and therefore the market value of the notes. Neither we nor any of our affiliates have any obligation to disclose any information about the Reference Issuer after the date of this terms supplement.
      Neither we nor any of our affiliates makes any representation to you as to the performance of the Reference Shares. As a prospective purchaser of notes, you should undertake such independent investigation of the Reference Issuer as in your judgment is appropriate to make an informed decision with respect to an investment in the Reference Shares.
      Any historical upward or downward trend in the price of any of the Reference Shares during any period shown in this terms supplement is not an indication that the price of those Reference Shares is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical performance levels as an indication of future performance of any of the Reference Shares. We cannot assure you that the future performance of any of the Reference Shares will result in your receiving the face amount of your notes on the Maturity Date. The actual performance of any of the Reference Shares over the life of the notes may bear little relation to the historical levels shown in this terms supplement.
Hypothetical Returns on the Notes
      The tables of hypothetical returns contained in this terms supplement set out the total return to the Maturity Date of a note, based on the assumptions outlined in the introduction to each respective table of hypothetical returns and several variables, which include (a) whether the Knock-In Level Trigger has occurred and (b) several hypothetical closing prices for the Reference Shares on the Determination Date or at any time during the life of the notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Reference Share values could have on the Redemption Amount, assuming all other variables remain constant.
      The information in the tables of hypothetical returns reflects hypothetical rates of return on the notes assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 of the accompanying prospectus supplement.
      The tables of hypothetical returns assume no Market Disruption Event, Adjustment Event or Settlement Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Reference Shares.
      The market price of each of the Reference Shares has been volatile in the past, and their performance cannot be predicted for any future period. The actual performance of the Reference Shares over the life of the notes, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth in the tables of hypothetical returns or to the historical price of the Reference Shares set forth in this terms supplement.

Supplemental Information Regarding Taxation in the United States
      The amount of the stated interest rate of the notes that constitutes interest on the Deposit (as defined in the accompanying product supplement no. 1) is set forth in the table below.
      Deposit Interest equals 5.23%. The Put Premium is the Interest Rate minus the Deposit Interest.
      Please refer to “Taxation in the United States” beginning on page PS-16 of the accompanying product supplement no. 1.
Supplemental Plan of Distribution
      The notes are being purchased by Natixis Securities North America Inc. (the agent) as principal, pursuant to a terms agreement dated as of September 27, 2007 between the agent and us. The agent has agreed to pay our out-of-pocket expenses in connection with the issuance of the notes.
      See “Supplemental plan of distribution” beginning on page PS-19 of the accompanying product supplement no. 1.

Description of Echelon Corporation (ELON)

ISIN:	US27874N1054
Relevant Exchange:	NASDAQ
     According to its publicly available documents, Echelon Corporation develops, markets and sells system and network infrastructure products that enable everyday devices — such as air conditioners, appliances, electricity meters, light switches, thermostats, and valves — to be made smart and inter-connected. Information provided to or filed with the SEC by Echelon Corporation pursuant to the Exchange Act can be located on the SEC’s website by reference to SEC file number 000-29748.
Historical Performance of Echelon Corporation
     The following table sets forth the published intra-day high, low and closing prices of the Reference Shares since December 31, 2003. We obtained the information in the tables below from Bloomberg without independent verification.

Period	High	Low	Period End

2004
First Quarter	$12.510	$10.410	$11.270
Second Quarter	11.970	9.970	11.190
Third Quarter	11.120	6.170	7.880
Fourth Quarter	10.700	7.010	8.440
2005
First Quarter	$8.150	$6.670	$6.840
Second Quarter	7.190	5.970	6.880
Third Quarter	9.530	6.840	9.210
Fourth Quarter	9.180	7.100	7.830
2006
First Quarter	$9.440	$7.760	$9.440
Second Quarter	9.460	7.330	7.490
Third Quarter	8.870	7.050	8.230
Fourth Quarter	9.020	7.780	8.000
2007
First Quarter	$10.540	$7.310	$10.540
Second Quarter	18.640	10.760	15.630
Third Quarter (through September 26, 2007)	31.950	15.040	28.990
Table of Hypothetical Returns
     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, assuming a hypothetical Initial Reference Level of $28.99 and a Knock-In Level of $21.7425. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the Redemption Amount is paid in cash.

Assumed Closing Price of	Value of		3 Month Total Return
Worst Performing Reference Shares on	Payment at	3 Monthly
Determination Date (Echelon Corporation)	Maturity	Interest Payments	$	%

Greater than: $28.99	$1,000.00	$90.00	$1,090.00	9.0000%
$28.99	$1,000.00	$90.00	$1,090.00	9.0000%
$26.57	$1,000.00	$90.00	$1,090.00	9.0000%
$24.16	$1,000.00	$90.00	$1,090.00	9.0000%
$21.75	$1,000.00	$90.00	$1,090.00	9.0000%
     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, assuming a hypothetical Initial Reference Level of $28.99 and a Knock-In Level of $21.7425. In these examples, the Knock-In Level Trigger occurred at some point during the life of the notes.

Assumed Closing Price of	Value of	3	3 Month Total Return
Worst Performing Reference Shares on	Payment at	Monthly Interest
Determination Date (Echelon Corporation)	Maturity	Payments	$	%

Greater than: $28.99	$1,000.00	$90.00	$1,090.00	9.000%
$28.99	$1,000.00	$90.00	$1,090.00	9.000%
$26.09	$900.00	$90.00	$990.00	-1.000%
$23.19	$800.00	$90.00	$890.00	-11.000%
$20.29	$700.00	$90.00	$790.00	-21.000%
$13.92	$600.00	$90.00	$690.00	-31.000%
$11.60	$500.00	$90.00	$590.00	-41.000%
$ 5.57	$400.00	$90.00	$490.00	-51.000%
$ 4.17	$300.00	$90.00	$390.00	-61.000%
$ 1.11	$200.00	$90.00	$290.00	-71.000%
$ 0.56	$100.00	$90.00	$190.00	-81.000%
$ 0.00	$0.00	$90.00	$90.00	-91.000%